UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. was notified by its corporate partner, Boston Scientific Corporation, that the Circulatory System Devices Panel has unanimously recommended U. S. Food and Drug Administration (FDA) approval for the Company’s TAXUS™ Express[2]™ paclitaxel-eluting coronary stent system.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: November 20, 2003	By: /s/ David M. Hall
Name: David M. Hall
Title: Chief Financial Officer

Exhibit 1

Form 53-901F
Form 25 (Securities Act, 1988 (Saskatchewan))
Form 26 (Securities Act (Newfoundland))

Material Change Report
Under:
Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

Item 1

Reporting Issuer

Angiotech Pharmaceuticals, Inc.

1618 Station Street, Vancouver, BC, Canada V6A 1B6

Item 2

Date of Material Change

Thursday, November 20, 2003

Item 3

Press Release

A press release providing notice of the material change was issued on November 20, 2003.

Item 4

Summary of Material Change

Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) today was notified by its corporate partner, Boston Scientific Corporation, that the Circulatory System Devices Panel has unanimously recommended U. S. Food and Drug Administration (FDA) approval for the Company’s TAXUS™ Express2™ paclitaxel-eluting coronary stent system.

Item 5

Full Description of Material Change

See attached press release.

Item 6

Reliance on section 85(2) of the Act

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Senior Officer

Contact:                 David M. Hall, Chief Financial Officer
Telephone:             (604) 221-7676

Item 9

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated at the City of Vancouver, in the Province of British Columbia, this 20th day of November, 2003.

Angiotech Pharmaceuticals, Inc.

By:

/s/ David M. Hall

DAVID M. HALL, CHIEF FINANCIAL OFFICER

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE
NEWS RELEASE
November 20, 2003

FDA PANEL RECOMMENDS APPROVAL FOR

ANGIOTECH PARTNER BOSTON SCIENTIFIC’S TAXUS™ EXPRESS2TM

PACLITAXEL-ELUTING CORONARY STENT SYSTEM

Vancouver, BC — Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), the original developer of the paclitaxel-coated stent technology, today was notified by its corporate partner, Boston Scientific Corporation, that the Circulatory System Devices Panel has unanimously recommended U. S. Food and Drug Administration (FDA) approval for the Company’s TAXUS™ Express2™ paclitaxel-eluting coronary stent system.

The panel provides the FDA independent, professional expertise and technical assistance on the development, safety and efficacy, and regulation of medical devices.  A final decision on approval will be made by the FDA.

“Clearly, this is an important step towards a final decision on marketing approval by the FDA for our partner’s TAXUS stent system,” said William L. Hunter, MD, MSc, President and Chief Executive Officer of Angiotech Pharmaceuticals.  “With today’s unanimous decision by the FDA panel, patients in the United States may soon have access to a product that has performed exceptionally well in clinical trials and in major markets worldwide.”

The TAXUS technology is Boston Scientific’s proprietary polymer-based, paclitaxel-eluting stent system for reducing coronary restenosis, the growth of neointimal tissue within an artery after angioplasty and stenting.  Boston Scientific launched the TAXUS stent system in Europe and other international markets in February and is the leader in those markets today.  The TAXUS stent system is not available for sale in the United States, pending approval by the FDA.

Boston Scientific is a worldwide developer, manufacturer and marketer of medical devices whose products are used in a broad range of interventional medical specialties.  For more information, please visit: www.bostonscientific.com.

Angiotech Pharmaceuticals, Inc. is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmacotherapeutics.  To find out more about Angiotech Pharmaceuticals, Inc (NASDAQ: ANPI, TSX: ANP), visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continue,” “estimate,” “expects,” “may” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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Angiotech Pharmaceuticals Contact:

Ian Harper (investors & media) ext. 6933

Rui Avelar (analysts) ext. 6996

Phone: (604) 221-7676